Liquidia Corporation
419 Davis Drive, Suite 100
Morrisville, NC 27560

July 2, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alan Campbell

Re:	Liquidia Corp
Registration Statement on Form S-3
File No. 333-280540
Filed December June 27, 2024

Dear Mr. Campbell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Liquidia Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on July 5, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, DLA Piper LLP (US), request by telephone that such Registration Statement be declared effective.

Please contact Andrew P. Gilbert, of DLA Piper LLP (US), counsel to the Company, at (973) 520-2553, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

LIQUIDIA CORPORATION

By:	/s/ Roger Jeffs, Ph.D.
Name: Roger Jeffs, Ph.D. Title: Chief Executive Officer